SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 4)
CenterPoint Energy, Inc.
(Name of Subject Company (issuer))
CenterPoint Energy, Inc.
(Names of Filing Persons (identifying status as offeror, issuer or other person))
3.75% Convertible Senior Notes Due 2023
3.75% Convertible Senior Notes, Series B Due 2023
(Title of Class of Securities)
15189TAA5 and 15189TAC1
15189TAM9
(CUSIP Number of Class of Securities)
Rufus S. Scott
Senior Vice President, Deputy General Counsel and Assistant Corporate Secretary
CenterPoint Energy, Inc.
1111 Louisiana
Houston, Texas 77002
(713) 207-1111
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copy to:
Gerald M. Spedale
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana
Houston, Texas 77002-4995
(713) 229-1234

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☑

     This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on April 17, 2008 by CenterPoint Energy, Inc. (the “Company”), as amended by Amendment No. 1 filed by the Company with the SEC on April 25, 2008 (“Amendment No. 1”), Amendment No. 2 filed by the Company with the SEC on April 30, 2008 (“Amendment No. 2”) and Amendment No. 3 filed by the Company with the SEC on May 13, 2008 (“Amendment No. 3”) (as amended and supplemented by Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Schedule TO”), relating to the Company’s offer to purchase its 3.75% Convertible Senior Notes due 2023 (the “Old Notes”) and 3.75% Convertible Senior Notes, Series B due 2023 (the “New Notes” and, together with the Old Notes, the “Notes”) that were issued by the Company, upon the terms and conditions set forth in the Indenture dated as of May 19, 2003 (the “Original Indenture”) by and between the Company and The Bank of New York Trust Company, National Association (successor to JPMorgan Chase Bank), as Trustee, as amended and supplemented by Supplemental Indenture No. 1 dated as of May 19, 2003 (“Supplemental Indenture No. 1”), under which the Old Notes were issued, and Supplemental Indenture No. 6 dated as of August 23, 2005 (“Supplemental Indenture No. 6”), under which the New Notes were issued (the Original Indenture, as amended and supplemented by Supplemental Indenture No. 1 and Supplemental Indenture No. 6, the “Indenture”), the Company Notice dated April 17, 2008 (the “Company Notice”), and the related offer materials filed as Exhibits (a)(1)(B) to (a)(1)(E) to the Schedule TO.
     This Amendment No. 4 to Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.
ITEMS 1 through 9.
     Items 1 through 9 of the Schedule TO, as well as the Company Notice, which is incorporated by reference therein, are hereby amended and supplemented to reflect the following:
     The holders’ right to surrender the Notes for repurchase (the “Offer”) expired at 12:00 Midnight, New York City time, on Wednesday, May 14, 2008. The Company has been advised by The Bank of New York, National Association, the Paying Agent, that $7,000 aggregate principle amount of Notes were tendered pursuant to the terms of the Offer and not withdrawn. We have accepted all such Notes for payment, and, in accordance with the terms of the Indenture, we have forwarded to the Paying Agent the appropriate amount of cash required to pay the total purchase price for the surrendered Notes. After the expiration of the Offer, $390,839,000 million aggregate principal amount of Notes remains outstanding, comprised of $652,000 aggregate principal amount of Old Notes and $390,187,000 aggregate principal amount of New Notes.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 16, 2008

CENTERPOINT ENERGY, INC.
By:	/s/ Walter L. Fitzgerald
Walter L. Fitzgerald
Senior Vice President and Chief Accounting Officer

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